[HUNTSMAN LETTERHEAD]

February 8, 2005

Via EDGAR and facsimile: (202) 942-9531

U.S. Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Attn:    Pamela A. Long
             Lesli Sheppard

Re:       Huntsman Corporation
             Registration Statement on Form S-1, File No. 333-120749

Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Huntsman Corporation, a Delaware corporation (the "Company"), hereby requests acceleration of the effective time of its Registration Statement on Form S-1, as amended (File No. 333-120749), to February 10, 2005 at 3:30 p.m., Eastern time, or as soon thereafter as practicable.

        The Company hereby acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff thereof (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please call the undersigned at (801) 584-5830 or Creighton Smith of Vinson & Elkins, L.L.P. at (713) 758-3278.

Very truly yours,
HUNTSMAN CORPORATION
By:	/s/ SAMUEL D. SCRUGGS

Name:	Samuel D. Scruggs
Title:	Executive Vice President, General Counsel and Secretary